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EXHIBIT 99

FORM 27

Securities Act

MATERIAL CHANGE REPORT UNDER
SECTION 75(3) OF THE ACT

1.
Reporting Issuer

        The reporting issuer is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.
Date of Material Change

        The material change occurred on March 3, 2004.

3.
Press Release

        On March 3, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.
Summary of Material Change

        On March 3, 2004, through distribution of the press release, the Corporation announced the appointment of Mr. Brian Tobin as Chief Executive Officer.

5.
Full Description of Material Change

        n March 3, 2004, through distribution of the press release, the Corporation announced the appointment of Mr. Brian Tobin as Chief Executive Officer.

6.
Reliance on Section 75(3) of the Act

        This report is not being filed on a confidential basis.

7.
Omitted Information

        Not applicable.

8.
Senior Officers

        For further information, please contact John Simonetti, Vice President and Chief Financial Officer of the Corporation at 905-726-7619.

9.
Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

        DATED at Aurora, Ontario as of the 4th day of March, 2004.

/s/ Edward C. Hannah Edward C. Hannah Executive Vice-President, Secretary and General Counsel

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MATERIAL CHANGE REPORT UNDER SECTION 75(3) OF THE ACT